STEVEN B. BOEHM
DIRECT LINE: 202.383.0176
E-mail: steven.boehm@sutherland.com

April 7, 2011

Linda Stirling, Esq.
Senior Counsel
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Dreman Contrarian Funds – Responses to Comments on Post-Effective Amendment No. 15 to the Registration Statement on Form N-1A File Nos. 333-145984; 811-22118

Dear Ms. Stirling:

On February 1, 2011, Dreman Contrarian Funds (the “Company”) filed the above-referenced post-effective amendment (the “Amendment”) pursuant to Rule 485(a) under the Securities Act of 1933.  On February 25, 2011, you provided comments on the Amendment during a telephone call with Cynthia Beyea of Sutherland Asbill & Brennan LLP.  On behalf of the Company, set forth below are those comments and the Company’s responses to the comments:

1.	Comment: Please ensure that the name associated with the Series identifier is officially changed.

Response:  The name associated with the Series identifier has been officially changed to reflect the new name of the Fund.

2.
Comment:  With respect to the expense reimbursement agreement, does the agreement ever allow the Advisor, in later years, to recapture expenses that it has reimbursed?  If so, these expense recapture provisions must be described in footnote 2 to the expense table.

Response:  The following language has been added to footnote 2:  “Each waiver or reimbursement of an expense by the Advisor is subject to repayment by the Fund within the three fiscal years following the fiscal year in which the expense was incurred, provided that the Fund is able to make the repayment without exceeding the expense limitation.”

3.	Comment: With respect to the Expense Example, the fee waiver may be reflected only in the 1 Year number. Please make any revisions necessary and confirm that it is not reflected in the 3 Year number.

Response:  The fee waiver will be contractually in place for 2 full years from the effective date of the Amendment.  As a result, the fee waiver is reflected in the 1 Year calculation and for the first two years of the 3 Years calculation.  Footnote 2 has also been revised to indicated that the fee waiver is in effect through March 15, 2013.

4.	Comment: Given that Acquired Fund Fees and Expenses are excluded from the Fee Waiver, please verify that the Expense Example is correct.

Response:  The Expense Example has been recalculated to ensure that Acquired Fund Fees and Expenses are included.

5.	Comment: In the Principal Investment Strategies Section, the Fund states that it invests in “equity securities.” Please explain what the Advisor means by “equity securities.”

Response:  The Principal Investment Strategies Section for the Fund has been revised to include the following disclosure:

The Fund’s equity securities are mainly common stocks, but may also include other types of equities such as preferred stocks and equity securities of real estate investment trusts (REITs).  The Fund also may invest in convertible securities, such as convertible preferred stocks or convertible debt securities, warrants, and other investment companies, including exchange-traded funds or closed end funds, that invest primarily in equity securities.

6.	Comment: In the Principal Investment Strategies Sections, please include information about how the Advisor decides when to sell securities that the Fund holds.

Response:  The Principal Investment Strategies Section for the Fund has been revised to include the following disclosure:

Portfolio management will normally sell a stock when it reaches a target price, its fundamentals change or other investments offer better opportunities”.

7.	Comment: The Fund states that it may invest 20% of its assets in fixed income securities. Please provide any maturity and quality restrictions that the Fund may have for these securities.

Response:  The last sentence of the Principal Investment Strategies Section for the Fund has been revised to read as follows:  “The Fund intends to remain substantially invested in equity securities, but may invest up to 20% of its assets in investment-grade fixed income securities of any maturity.”

8.	Comment: The first sentence of the “Foreign Risk” bullet point does not make sense. Please revise this sentence so that its meaning is clear.

Response:  The Foreign Risk disclosure has been revised to read as follows:

The Fund faces the risks inherent in foreign investing.  Adverse political, economic or social developments could undermine the value of the Fund’s investments or prevent the Fund from realizing their full value.  Financial reporting standards for companies based in foreign markets differ from those in the US.  Additionally, foreign securities markets generally are smaller and less liquid than US markets.  To the extent that the Fund invests in non-US dollar denominated foreign securities, changes in currency exchange rates may affect the US dollar value of foreign securities or the income or gain received on these securities.

9.
Comment:  “Liquidity Risk” must be linked back to the Fund’s Principal Investment Strategies.  In connection with this, please explain what investments that the Fund may make may be “difficult or impossible to sell.”  Please also explain what is meant by the phrase “in certain situations” – to what situations does this refer?

Response:  The Liquidity Risk disclosure has been revised to read as follows:

In certain situations, it may be difficult or impossible to sell an investment in an orderly fashion at an acceptable price.  This risk can be ongoing for any security that does not trade actively or in large volumes, for any security that trades primarily on smaller markets, and for investments that typically trade only among a limited number of large investors.  In unusual market conditions, even normally liquid securities may be affected by a degree of liquidity risk.  This may affect only certain securities or an overall securities market”.

10.
Comment:  “Derivatives Risk” must be linked back to the Fund’s Principal Investment Strategies.  Thus, in the Principal Investment Strategies please clearly state:  (i) the specific types of derivatives in which the fund may invest and (ii) the specific purpose for investing in those types of derivatives. The “Derivatives Risk” bullet point should then state the specific risks of those specific types of derivatives.

Response:  The Principal Investment Strategies Section has been revised to include the following disclosure:

Portfolio management generally may use futures contracts, which are a type of derivative (a contract whose value is based on, for example, indices, currencies or securities), as a substitute for direct investment in a particular asset class or to keep cash on hand to meet shareholder redemptions.

The Fund may also use various types of derivatives (i) for hedging purposes; (ii) for risk management; (iii) for non-hedging purposes to seek to enhance potential gains; or (iv) as a substitute for direct investment in a particular asset class or to keep cash on hand to meet shareholder redemptions.

The Principal Risk Section has been revised to include the following disclosure:

Risks associated with derivatives include the risk that the derivative is not well correlated with the security, index or currency to which it relates; the risk that derivatives may result in losses or missed opportunities; the risk that the Fund will be unable to sell the derivative because of an illiquid secondary market; the risk that a counterparty is unwilling or unable to meet its obligation; and the risk that the derivative transaction could expose the Fund to the effects of leverage, which could increase the Fund’s exposure to the market and magnify potential losses.

There is no guarantee that derivatives, to the extent employed, will have the intended effect, and their use could cause lower returns or even losses to the Fund.  The use of derivatives by the Fund to hedge risk may reduce the opportunity for gain by offsetting the positive effect of favorable price movements.
The specific risks of trading in future contracts are that the low margin or premiums normally required in such trading may provide a large amount of leverage, and a relatively small change in the price of a security or contract can produce a disproportionately larger profit or loss.  There is no assurance that a liquid secondary market will exist for futures contracts purchased or sold, and the Fund may be required to maintain a position until exercise or expiration, which could result in losses.

11.
Comment:  “Derivative Risk” currently states that there is “no guarantee that derivatives, to the extent employed, will have the intended effect.”  Please explain, either in the Risk Section or in the Principal Investment Strategies Section, what the “intended effect” is.

Response:  Please see the response to Comment 10.

*              *              *

In connection with our response to the aforementioned comments, the Company acknowledges that:  (1) the Company is responsible for the adequacy and accuracy of the disclosure in the filing, (2) comments from the Commission staff or changes to disclosure in response to comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing, and (3) the Company may not assert comments from the Commission staff as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments, please call the undersigned at 202-383-0176 or Cynthia Beyea at 202-383-0472.

Sincerely

/s/ Steven B. Boehm
Steven B. Boehm

cc:	Yvonne Pytlik - Dreman Value Management, L.L.C. Carol Highsmith - Huntington Asset Services, Inc Cynthia Beyea - Sutherland